UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
B-48239

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/21** AND ENDING **12/31/21**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **CliftonLarsonAllen Wealth Advisors, LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

220 South Sixth Street, Suite 300

(No. and Street)

Minneapolis   **MN**   **55402**

(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jaclyn Van Horrick   **612-376-4531**   jaclyn.vanhorrick@claconnect.com

(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Boulay PLLP

(Name – if individual, state last, first, and middle name)

7500 Flying Cloud Drive, Suite 800	**Minneapolis**	**MN**	**55344**
(Address)	(City)	(State)	(Zip Code)
10/14/2003		**542**	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.
Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jaclyn Suzanne Van Horrick _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _____, as of 12/31 _____, 2 021 _____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



JENNIFER ANN FISHER
NOTARY PUBLIC - MINNESOTA
My Commission Expires
January 31, 2026

Signature: _____

Title: _____
Financial Operations Principal

Notary Public _____

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

CLIFTONLARSONALLEN WEALTH ADVISORS, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

YEAR ENDED DECEMBER 31, 2021

TABLE OF CONTENTS



BOULAY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of CliftonLarsonAllen Wealth Advisors

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of CliftonLarsonAllen Wealth Advisors (the "Company") as of December 31, 2021, the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The information contained in Schedules I, II, and III (Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statement. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statement or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the financial statement as a whole.

Boulay PLLP

We have served as the Company's auditor since 2014.

Minneapolis, Minnesota
February 25, 2022

7500 Flying Cloud Drive   Suite 800   Minneapolis, MN 55344   (t) 952.893.9320 | 2180 Immokalee Road   Suite 308   Naples, FL 34110   (t) 239.325.1100

BoulayGroup.com

 Member of Prime Global, An Association of Independent Accounting Firms

CLIFTONLARSONALLEN WEALTH ADVISORS, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDING DECEMBER 31, 2021

CURRENT ASSETS

Cash and Cash Equivalents	$	36,495,765
Accounts Receivable and Work in Process, Net		894,058
Other Current Assets and Prepaid Expenses		505,603
Notes Receivable		1,236,916
Total Current Assets		39,132,342

PROPERTY AND EQUIPMENT (AT COST)

Equipment and Software		124,279
Accumulated Depreciation and Amortization		(121,893)
Net Property and Equipment		2,386
Total Assets	$	39,134,728

LIABILITIES AND MEMBER'S EQUITY

CURRENT LIABILITIES

Accounts Payable	$	107,387
Accrued Payroll and Related Benefits		500,505
Payable to Member		2,738,856
Deferred Revenue		417,500
Total Current Liabilities		3,764,248

MEMBER'S EQUITY

Capital		25,000
Retained Earnings		35,345,480
Total Member's Equity		35,370,480
Total Liabilities and Member's Equity	$	39,134,728

CLIFTONLARSONALLEN WEALTH ADVISORS, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDING DECEMBER 31, 2021

NOTE 1   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business
CliftonLarsonAllen Wealth Advisors, LLC (the Company), a Minnesota limited liability company, was organized on February 15, 1995 and registered with the Securities and Exchange Commission (SEC). Effective October 27, 1995, the Company registered with the Financial Industry Regulatory Authority, Inc. (FINRA) as a broker/dealer.

The Company is a wholly owned subsidiary of CliftonLarsonAllen LLP (Member). The Company is engaged in investment advisory, financial and estate planning, and other financial services throughout the United States.

Cash and Cash Equivalents
Cash and cash equivalents consist principally of money market instruments having an original maturity of three months or less and bank accounts. At times such deposits may exceed federally insured limits.

Accounts Receivable and Work in Process, Net
Accounts receivable from customers and unbilled work in process relate to services provided. The Company does not customarily require collateral for providing such services. Accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to valuation allowance based on its assessment of the collections risk inherent within such accounts. Balances still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to trade accounts receivable. The composition of Accounts Receivable and Work in Process, Net as of December 31, 2021 as follows:

	December 31, 2021
Accounts Receivable	$ 915,191
Less: Allowance for Bad Debts	(40,000)
Work in Process	24,842
Less: Unbilled Reserve	(5,975)
	$ 894,058

Notes Receivable
The Company has various notes receivable agreements relating to the services provided to certain customers. The notes receivable are non-interest bearing and call for periodic payments through June 2023. At December 31, 2021 notes receivable outstanding was $1,236,916.

Future maturities for these notes receivable agreements are as follows:

2022	$ 648,299
2023	588,617
	$ 1,236,916

NOTE 1   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Depreciation
Property and equipment are depreciated over their estimated useful lives by use of the straight-line method.

Description of Useful Lives
The estimated useful lives of the property and equipment are as follows:

Equipment	3-10 Years
Software	3 Years

Revenue Recognition
The revenue streams in the discussion below and in Note 4 include those that are within the scope of Accounting Standards Codification (ASC) 606. Interest income is deemed out of scope and is excluded. In all cases for all revenue streams discussed below, the revenue generated is from a single transaction price, and there is no need to allocate the amounts across more than a single revenue stream. The customer for all revenues derived from open-end and closed-end funds described in detail below has been determined to be the fund itself and not the ultimate underlying investor in the fund.

Significant Judgments that affect the amounts and timing of revenue recognition:

The Company's analysis of the timing of revenue recognition for each revenue stream is based upon an analysis of current contract terms. Performance obligations could, however, change from time to time if and when existing contracts are modified or new contracts are entered into. These changes could potentially affect the timing of satisfaction of performance obligations, the determination of the transaction price, and the allocation of the price to performance obligations. In the case of the revenue streams discussed below, the performance obligation is satisfied either at a point in time or over time.   For performance correlated and conditional revenues, the performance obligation (advising a client portfolio) is satisfied over time, while recognition of revenues effectively occurs at the end of the measurement period as defined within the contract, as such amounts are subject to reduction to zero on the date where the measurement period ends even if the performance benchmarks were exceeded during the intervening period. The judgments outlined below, where the determination as to these factors is discussed in detail, are continually reviewed and monitored by the Company when new contracts or contract modifications occur. Transaction price is in all instances formulaic and not subject to significant (or any) judgment at the current time.   The allowance for bad debts is subject to judgment. At December 31, 2021, Management's estimate for the allowance for bad debts was $40,000.

Investment advisory fees - The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a pre-determined percentage applied to the customer's assets under management at the previous quarter-end. Fees are received quarterly and are recognized as revenue at that time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

NOTE 1   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Private placement agent fees - The Company earns private placement fees for investments in equity securities. The Company records revenue at the point in time when the services for the transactions are completed under the terms of each engagement. The Company believes the performance obligation is satisfied when the investment is settled by the customer.

Distribution fees - The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front or over time. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Brokerage commissions - The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Insurance commissions - The Company arranges insurance policies on behalf of its customers with various insurance providers. When the customer purchases an insurance policy the Company receives a percentage of the premium as a commission. Commissions are substantially recognized on the effective date of the associated insurance policy.

Variable annuity commissions – The Company purchases variable annuity policies on behalf of its customers. Each time a customer enters into an agreement to purchase a variable annuity policy the Company receives a commission. Commissions are based on a pre-determined percentage applied to the customer's annuity balance at quarter-end. Fees are received quarterly and are recognized as revenue at that time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

Investment banking revenue - The Company provides advisory services for investment banking transactions. Revenue for advisory and consulting arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction). However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer.

NOTE 1 **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)**

Other fees – These services are recognized in the period the service is provided. Work in process represents unbilled amounts for services performed. Deferred revenue represents amounts collected in excess of services performed to date.

Income Taxes
The Company is not a taxpaying entity for federal and state income tax purposes; therefore, no income tax expense has been recorded in the accompanying financial statements. Income from the Company is passed through to the Member and is taxed to the partners of the Member in their respective returns. The Company's tax years 2020, 2019, and 2018 and the twelve months ended December 31, 2021 are open for examination by federal and state taxing authorities.

Use of Estimates
The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commitments, Contingencies, Guarantees
Except as discussed elsewhere within these Notes to Financial Statements, there are no other material commitments, contingencies or guarantees that require additional disclosure.

Subsequent Events
In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 25, 2022, the date of the financial statements were available to be issued.

NOTE 2 **RETIREMENT PLAN**

The Company participates in the CliftonLarsonAllen LLP 401(k) Retirement Plan which allows eligible employees to make contributions from their compensation. The plan covers employees who meet certain eligibility requirements and allows employees to defer a portion of their eligible compensation, up to the maximum dollar limit set by law. To be an eligible participant, the employee must meet minimum age and service requirements outlined in the Plan. The plan requires the Company to contribute 50% for each dollar contributed by the participant. The Company's matching contribution is limited to the first 4% of employee contributions each plan year. The Company may also make a discretionary contribution to the plan. A discretionary contribution of 3% was accrued for the year ended December 31, 2021 based on an estimation of management, which totaled $406,499. At the date the financial statements were issued, final approval by the board of directors was pending and is expected to be approved at 3%. The Company recorded contribution expense of $612,318 for the plan for the year ended December 31, 2021.

NOTE 3   RELATED PARTY DISCLOSURES

The Company has a Services Agreement with the Member for the provision of services including occupancy and other expenses at a predetermined rate. The Company had a net payable to a related entity in the amount of $2,738,856 at December 31, 2021.

NOTE 4   COMMITMENTS

The Company has entered into various contracts to purchase software services with varying terms ending expiring through November 2025.

The future minimum annual fees required under these contracts with non-cancellable terms are as follows:

		Years Ended December 31,
2022	$	497,100
2023		497,100
2024		497,100
2025		272,300
	$	1,763,600

NOTE 5   NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2021, the Company had net capital of $32,731,517, as defined by Rule 15c3-1, which was $32,480,566 in excess of its required net capital of $250,950. The Company had aggregated indebtedness at December 31, 2021 in the amount of $3,764,248.

Per Rule 15c3-1, the following schedule illustrates the differences between the Company's net asset calculations per part IIA of the FINRA Focus statement and the accompanying audit report.

		December 31, 2021
Net Capital Per Part IIA Focus (as originally filed)	$	32,710,747
Adjustments to Ownership Equity:		
Increase (Decrease) in Revenue		650,045
(Increase) Decrease in Expenses		214,068
Increase (Decrease) in Other Income		-
(Increase) Decrease in Non-allowable Assets		(843,343)
Ending Net Capital Per Audit Report	$	32,731,517

CLIFTONLARSONALLEN WEALTH ADVISORS, LLC
SCHEDULE I: COMPUTATION OF NET CAPITAL UNDER RULE 15C 3-1
DECEMBER 31, 2021

1.	Total ownership equity from Statement of Financial Condition		$ 35,370,480
2.	Deduct: ownership equity not allowable for net capital		-
3.	Total ownership equity qualified for net capital		35,370,480
4.	Add:		
	a. Liabilities subordinated to claims of general creditors allowable in computation of net capital	$ -	
	b. Other (deductions) or allowable credits	-	-
5.	Total capital and allowable subordinated liabilities		35,370,480
6.	Deduction and/or charges:		
	a. Total non-allowable assets included in Statement of Financial Condition:	$ 2,638,963	
	b. Securited demand not deficiency	-	
	c. Commodity futures contracts and sot commodities - proprietary capital charges	-	
	d. Other deductions and/or charges	-	2,638,963
			2,638,963
7.	Other additions and/or allowable credits Deferred taxes on nonallowable assets and haircut securities	-	-
8.	Net capital before haircuts on securities positions		32,731,517
9.	Haircuts on securities:		
	Trading and investment securities:	$ -	
	Undue concentration (illiquid investment securities)	-	
	Other: Fidelity Bond	-	-
10.	Net capital		$ 32,731,517

CLIFTONLARSONALLEN WEALTH ADVISORS, LLC
SCHEDULE I: COMPUTATION OF NET CAPITAL UNDER RULE 15C 3-1
DECEMBER 31, 2021

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

11.	Minimum net capital requirement (6-2/3% of line 19)	$	250,950
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)		5,000
13.	Net capital requirement (greater of line 11 or 12)		250,950
14.	Excess net capital (line 10 less 13)		32,480,567
15.	Excess net capital at 1000% (line 10 less 10% of line 19 or 120% of line 12)	$	32,355,093

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities included in Statement of Financial Condition	$	3,764,248
17.	Add:		
	a Drafts for immediate credit		-
	b. Market value of securities borrowed for which no equivalent value is paid or credited		-
	c. Other unrecorded amounts		-
19.	Total aggregate indebtedness	$	3,764,248
21.	Percentage of aggregate indebtedness to capital (line 19 divided by line 10)		11.50%

See the accompanying report of independent registered public accounting firm.

CLIFTONLARSONALLEN WEALTH ADVISORS, LLC

SCHEDULE II: COMPUTATION FOR DETERMINATION OF THE RESERVE
REQUIREMENT UNDER EXHIBIT A OF RULE 15C3-3 (EXEMPTION)
DECEMBER 31, 2021

The Company does not claim an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company does not (1) directly or indirectly received, hold, or otherwise owe funds or securities for or to customers, (2) does not carry accounts of or for customers and (3) does not carry PAB accounts.

SCHEDULE III: INFORMATION RELATING TO THE POSESSION OR CONTROL
REQUIRMENTS UNDER RULE 15c3-3 (EXEMPTION)
DECEMBER 31, 2021

The Company does not claim an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company does not (1) directly or indirectly received, hold, or otherwise owe funds or securities for or to customers, (2) does not carry accounts of or for customers and (3) does not carry PAB accounts.



BOULAY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of CliftonLarsonAllen Wealth Advisors, LLC

We have reviewed management's statements, included in the accompanying Exemption Report for the year ended December 31, 2021, in which (1) CliftonLarsonAllen Wealth Advisors, LLC (the "Company") did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and the Company is filing this Exemption Report relying on Footnote 74 of the SEC release No. 34-70073 adopting amendments of 17 C.F.R. §240.17a-5 because the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; did not carry accounts of or for customers; and did not carry PAB accounts and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exceptions. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the Company's business activity contemplated in Footnote 74 of the SEC Release No. 34-70073 adopting amendment to 17 C.F.R. §240.17a-5, and related SEC Staff Frequently Asked Questions.

Boulay PLLP

Minneapolis, Minnesota
March 3, 2022

7500 Flying Cloud Drive Suite 800 Minneapolis, MN 55344 (t) 952.893.9320 | 2180 Immokalee Road Suite 308 Naples, FL 34110 (t) 239.325.1100

BoulayGroup.com

 Member of Prime Global, An Association of Independent Accounting Firms



CliftonLarsonAllen Wealth Advisors, LLC
220 South Sixth Street, Suite 300
Minneapolis, MN 55402-1436

phone 888-925-2926 **fax** 612-376-4690
CLAconnect.com

March 3, 2022

SEC Headquarters
100 F Street, NE
Washington, DC 20549

SEC Chicago Regional Office
175 W. Jackson Boulevard, Suite 900
Chicago, Illinois 60604

Financial Industry Regulatory Authority
12 Wyandotte Plaza
120 West 12th Street, Suite 800
Kansas City, Missouri 64105-1930

RE: EXEMPTION REPORT pursuant to SEC Rule 17a-5(d)(4)

To Whom It May Concern:

CliftonLarsonAllen Wealth Advisors, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to : (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year.

.



The above statements are true and correct to the best of my and the Firm's knowledge.

Sincerely,



Jaclyn Van Horrick, CPA

Financial and Operations Principal (FinOp)
CliftonLarsonAllen Wealth Advisors, LLC